Exhibit 99.2

UTStarcom Holdings Corp. Third Quarter 2014 Results NASDAQ: UTSI November 14, 2014 Mr. William Wong, CEO Mr. Min Xu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Update on Operating Progress Our Go-forward Strategy Update on Shareholder Value Initiatives Overview of Third Quarter 2014 Results Company Outlook 1 2 3 4 5

1 Update on Operating Progress 4

Operating Highlights 5 We achieved a number of important milestones during the third quarter: Strengthened our relationship with Chunghwa Telecom Co. Ltd, the leading integrated telecommunications service provider in Taiwan, by winning an expansion contract originally won in 2013. Started the shipment of multi-service access network (MSAN) equipment to support BSNL, a leading telecom service provider in India, as it works to upgrade its network to offer Next Generation Multi-Media Services to its customers. Continue to make significant progress in doing business in our three key target markets: Japan, the US and India.

Driving The Broadband Business 6 Packet Optical Transport Saw a great deal of interest in our flagship TN 765 with 100G services support and launched carrier-grade WiFi solution, the MSG10K, to global telecommunications and cable operators, following the successful commercial deployment with Softbank in Japan. Started a field trial for our flagship TN765 packet optical transport product. Expanded contract with Chunghwa Telecom ; Customers in Brazil and Indonesia expanded their network deployment with our packet optical transport products. Wi-Fi Data Offloading Data traffic offloading from 3G and 4G wireless networks is increasing and cable MSOs across the world are very aggressively deploying Wi-Fi for customer stickiness and new services deployment. As a leader in this category, we will continue to innovate and lead the high-growth segment of the market in wireless broadband technology development. Software Defined Networking (SDN) Completed a successful proof of concept test of our Software Defined Open Packet Optical Network technology with Softbank in Japan. Will begin a commercial deployment of the trademarked SOO Network product line at the end of this year and will continue to invest in this area to extend our trademarked SOO technology to our broadband access product lines. Broadband continues to be an engine of growth for the Company and we are making great advances in three key product categories:

Strategic Investment in New Media 7 7 As the single largest investor in iTV Media and aioTV, we continue to benefit from their growth and we actively support the development of their businesses. In addition, we are exploring ways to package their media services and technology with our broadband products. iTV Media Thailand continues to be an important growth market for iTV Media. UTStarcom entered into a loan agreement with iTV Media to a total amount of $1.08 million to further support iTV Media’s business development in Thailand. iTV Media has begun it global business expansion and is pursuing opportunities in China, India and the US. aioTV Initiated a strategic project with Midcontinent Communications in the US to deliver online services, apps and streaming Internet content. Secured another new customer win, working with an internationally funded company to offer Latino service in the US. Recently received two critical US patents which enable unified service creation from multiple sources of live, on demand and/or freely available internet content, and the delivery of video content from multiple platforms to subscribers.

2 Our Go-forward Strategy 8

 Our go-forward strategy includes three specific initiatives: Broadband will continue to be the driver of business globally in terms of future revenue growth. Expanded our global marketing and sales initiatives and appointed two executives to our global leadership team all of which will help us greatly strengthen our go-to-market strategy in our three key regions, namely Japan, India and the US. Continue to invest in forging strategic relationships with operators and partners and are actively participating in important industry events and conferences. Further reinforce our R&D capability to add new innovative technologies and products in our core broadband product portfolio. This will help telecom and cable service providers to easily and cost-effectively add functionality to their networks, which is consistent with UTStarcom's "simple network, simple operation" design philosophy. Continue to make good progress in extending our success in India’s broadband market, which is one of the largest, fastest growing and most competitive telecom markets worldwide. Our Go-forward Strategy 9

 We will maximize our investment return in iTV Media and aioTV We benefit as an investor in the appreciation in the value of their businesses and we continue to support them in their growth trajectory. Our investments in iTV Media and aioTV provide opportunities for UTStarcom to market new media products to our broadband customers, potentially opening new revenue streams for us and increasing our value to our broadband customers. These investments are yielding insights to ensure that our broadband technology is capable of supporting networks that deliver highly customized, “on demand” provisioning and connection everywhere that consumers want. These will further differentiate our SDN platform as well. We will continue to improve operational efficiency We have dramatically reduced operating expenses as part of our restructuring efforts to further streamline our core business and invest in growth initiatives. We will continue our cost control efforts to fund new product investments, regional expansion and provide optimum shareholder value over the long-term. Our Go-forward Strategy 10

3 Update on Shareholder Value Initiatives 11

 The Company’s Board of Directors has approved a share repurchase program of up to $40 million of its outstanding shares over the next 24 months to enhance shareholder value as part of the Company’s commitment to shareholders. The share repurchase program was approved by UTStarcom's Board of Directors and became effective on November 12, 2014. Returning Cash to Shareholders 12

4 Overview of Third Quarter 2014 Results 13

14 Financial Highlights Revenue was better than expected in the third quarter. Gross margin improves sequentially despite the depreciation of the Japanese yen. Achieved positive operating cash flow. Continued to take significant OPEX out of the business. Maintained a strong balance sheet with $90.5 million in cash and no debt.

Total Revenue Third quarter total revenues were $32.3 million, compared to $41.2 million for the third quarter of 2013, and slightly increased on sequential basis. First nine months total revenues were $96.5million, compared to $126.1 million for the first nine months of 2013. 15 US$ in millions

Gross Profit 16 US$ in millions Third quarter gross profit was $7.7 million, compared to $11.8 million in the third quarterr of 2013, and increased on sequential basis. First nine months gross profit was $18.7 million, compared to $33.1 million for the first nine months of 2013.

Gross Margin 17 Third quarter gross margin was 23.9%, compared to 28.7% for the third quarter of 2013, and improved on sequential basis. First nine months gross margin was 19.4%, compared to 26.2% for the first nine months of 2013.

Operating Expenses 18 Third quarter operating expenses were $9.6 million, decreased from $11.6 million for the third quarter of 2014. First nine months operating expenses were $26.7 million, decreased from $37.7 million for the first nine months of 2013. US$ in millions

Operating Loss 19 Third quarter operating loss was $1.9 million, compared to operating income of $0.2 million for the third quarter of 2013, but slightly improved on sequential basis. First nine months operating loss was $8.0 million, compared to operating loss of $4.7 million for the first nine months of 2013. US$ in millions

Net Loss 20 Third quarter net loss was $8.2 million, compared to net income of $0.4 million for the third quarter of 2013. First nine months net loss was $16.1 million, compared to net loss of $6.7 million for the first nine months of 2013. US$ in millions -3.3 -4.6 -8.2

 Cash balance of $90.5 million in cash, cash equivalents and short-term investment, and no debt. Cash provided by operating activities for the third quarter of 2014 was $0.5 million. Cash used in investing activities for the third quarter of 2014 was $2.2 million, including cash outflows of $1.08 million due to a loan arrangement with iTV Media, $0.7 million in capital expenditure, and $0.5 million of changes in restricted cash. Cash from financing activities for the third quarter of 2014 was nil. The negative impact of foreign exchange rate change on cash and cash equivalent was $2.9 million mostly due to the depreciation of Japanese yen against the U.S. dollar. Cash Flow Analysis 21

5 Company Outlook 22

23 The Company anticipates total revenues in the fourth quarter of 2014 to be in the range of $25 million to $30 million. Looking ahead to 2015, the Company currently expects to achieve double-digit percentage growth in revenue for the full year. The Company is fully committed to broadband as the driver of our business but new products are still in early stages of their product life cycle. With a relative decline in carrier capital expenditures, including among the Company’s core customers, in the latter half of this year, the Company expects a partial delay in the uptake of some of these higher-end products and this will result in a shift of expected new revenue into the second half of 2015. Will continue to work to mitigate the pressure on gross margin and expect that future gross margin will be dependent on the operating environment, the new product contribution shift, and the macro-economic factors like the Yen depreciation. The Company will maintain a tight focus on cost control. Expect that its overall performance for 2014 will be flat or slightly below 2013. Company Outlook

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Tel: +852-3750-7632 Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Simona Kormanikova (New York) Tel: +1 212-850-5685 Email: Simona.Kormanikova@fticonsulting.com 24